UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Diebold Nixdorf, Incorporated
(Name of Issuer)

Common Shares
(Title of Class of Securities)

253651202
(CUSIP Number)

Erik A. Vayntrub Capital World Investors 333 South Hope Street, 55th Floor Los Angeles, CA 90071 (213) 486-9108
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 11, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ _ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS

Capital World Investors
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ _ ]
		(b)	[ _ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
12,511,426
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

12,511,426
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,511,426
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ _ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.3%(1)
14	TYPE OF REPORTING PERSON

IA

The calculation of the percentage of the class beneficially owned by the reporting person is based on 37,566,668 Common Shares (as defined in Item 1 below) outstanding as of August 11, 2023, as reported by the Issuer in Item 3.02 to its Current Report on Form 8-K, filed with the SEC on August 11, 2023.

CUSIP No. 253651202	13D	Page 3 of 6

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to common shares, $0.01 par value per share (the “Common Shares”), of Diebold Nixdorf, Incorporated, a Delaware corporation (the “Issuer”), the principal executive offices of which are located at 50 Executive Parkway, P.O. Box 2520, Hudson, OH 44236.

Item 2. Identity and Background.

(a)

This Schedule 13D is filed on behalf of Capital World Investors (“CWI” or the “Reporting Person”), a division of Capital Research and Management Company (“CRMC”), a Delaware corporation, as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the “investment management entities”). CWI’s divisions of each of the investment management entities collectively provide investment management services under the name “Capital World Investors.”

Set forth in the attached Schedule A and incorporated herein by reference is a listing of the information, including name, principal place of business, and citizenship, concerning each investment committee member of the Reporting Person (collectively, the “Covered Persons”). Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

(b)	The business address of CWI is 333 South Hope Street, 55th Floor, Los Angeles, CA 90071. The business address of each Covered Person is set forth on Schedule A and is incorporated herein by reference.

(c)	The principal business of CWI is providing investment management services for the American Funds® family of mutual funds, as well as for other investment advisory clients through separate accounts, trusts and funds worldwide.

(d)	Neither the Reporting Person, nor, to the best of its knowledge, any Covered Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither the Reporting Person, nor, to the best of its knowledge, any Covered Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 2(a) above. The citizenship of each Covered Person is set forth on Schedule A and is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

On June 1, 2023, the Issuer and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions in the U.S. Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) seeking relief under chapter 11 of title 11 of the U.S. Bankruptcy Code. On July 13, 2023, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Debtors’ Second Amended Joint Prepackaged Chapter 11 Plan of Reorganization (the “Plan”). On August 11, 2023 (the “Effective Date”), the Plan became effective in accordance with its terms and the Debtors emerged from Chapter 11. Pursuant to the Plan and the Confirmation Order, the Issuer issued certain Common Shares to investment advisory clients of CWI (the “CWI Clients”) (i) in exchange for debt held by the CWI Clients prior to the filing of the Debtors’ voluntary bankruptcy petition and (ii) in respect of premiums in consideration for commitments with respect to the Debtors’ $1.25 billion debtor-in-possession term loan credit facility.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is incorporated herein by reference.

Pursuant to the terms of the Plan, the Reporting Person received the Common Shares as reported in Item 3. These shares were acquired for investment purposes.

On August 11, 2023, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the CWI Clients and certain other investors setting forth the terms by which the Issuer agreed to provide certain registration rights with respect to its securities pursuant to its plan of reorganization. The Registration Rights Agreement is filed hereto as Exhibit 99.1 and is incorporated herein by reference.

The arrangements contemplated by the Registration Rights Agreement are not intended to constitute the formation of a “group” (as defined in Section 13(d)(3) of the Act).

The Reporting Person intends to evaluate on an ongoing basis its investment in the Issuer and its options with respect to such investment. Depending on market conditions, an evaluation of the business and the prospects of the Issuer and other factors, the Reporting Person may, in its sole discretion, purchase additional Common Shares, or other securities convertible into or exchangeable for Common Shares, and/or other equity, debt, notes, instruments or other securities of the Issuer, dispose of Common Shares or such other securities from time to time in the open market, in privately negotiated transactions or otherwise, and/or otherwise change its intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein, the Reporting Person does not have, as of the date of this filing any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any.

CUSIP No. 253651202	13D	Page 4 of 6

Item 5. Interest in Securities of the Issuer.

(a)	The aggregate number of Common Shares to which this Schedule 13D relates is 12,511,426 Common Shares held as of the close of business on August 21, 2023, constituting approximately 33.3% of the outstanding Common Shares. The foregoing percentage is calculated based on 37,566,668 Common Shares outstanding as of August 11, 2023, as reported by the Issuer in Item 3.02 to its Current Report on Form 8-K, filed with the SEC on August 11, 2023.

(b)	See rows (7) through (10) of the cover page to this Schedule 13D, which is incorporated herein by reference.

(c)	Except as set forth in Item 3, the Reporting Person has not engaged in any transactions in the Common Shares during the past sixty days.

(d)

Except for the CWI Clients which are the direct holders of the Common Shares, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares that may be beneficially owned by the Reporting Person.

Two of the CWI Clients are the direct holders of more than five percent of the Common Shares. American High-Income Trust, a Delaware statutory trust, received 5,798,323 Common Shares pursuant to the Diebold Plan of Reorganization. The Income Fund of America, a Delaware statutory trust, received 4,465,432 Common Shares pursuant to the Diebold Plan of Reorganization.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses set forth in Item 4 are incorporated herein by reference.

As described in the Issuer’s Current Report filed with the SEC on August 11, 2023, on the Effective Date, the Issuer entered into the Registration Rights Agreement, pursuant to which the Issuer has agreed to file with the SEC a resale shelf registration statement with respect to the Common Shares owned by the parties thereto. The Registration Rights Agreement also provides for certain demand rights for underwritten offerings and other customary terms, including piggyback registration rights, conditions, and other provisions.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed hereto as Exhibit 99.1 and is incorporated by reference herein.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 Registration Rights Agreement, dated as of August 11, 2023, among Diebold Nixdorf, Incorporated, the CWI Clients and the other stockholders party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 11, 2023).

CUSIP No. 253651202	13D	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAPITAL WORLD INVESTORS /s/ Erik A. Vayntrub
Erik A. Vayntrub
(Name)
Senior Vice President and Senior Counsel, Fund Business Management Group, Capital Research and Management Company
(Title)
August 21, 2023
(Date)

CUSIP No. 253651202	13D	Page 6 of 6

SCHEDULE A

The name, present principal occupation, and citizenship of each investment committee member of Capital World Investors is set forth below. The business address of each person listed below is Capital World Investors, 333 South Hope Street, 55th Floor, Los Angeles, CA 90071.

INVESTMENT COMMITTEE MEMBERS OF CAPITAL WORLD INVESTORS

Name	Present Principal Occupation	Citizenship
Paul R. Benjamin	Partner – Capital World Investors	United States
Alan N. Berro	Partner – Capital World Investors	United States
Michael Cohen	Partner – Capital World Investors	United Kingdom
Tomoko N. Fortune	Partner – Capital World Investors	United States
Leo K. Hee	Partner – Capital World Investors	Malaysia
Jin K. Lee	Partner – Capital World Investors	United States
Lara Pellini	Partner – Capital World Investors	Italy
Anne-Marie Peterson	Partner – Capital World Investors	United States
Andraz Razen	Partner – Capital World Investors	Slovenia
Erik A. Vayntrub	Senior Vice President and Senior Counsel, Fund Business Management Group, Capital Research and Management Company	United States
Diana Wagner	Partner – Capital World Investors	United States
Alan J. Wilson	Partner – Capital World Investors	United States